UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Since 2019 TIM Group adopts IFRS 16 (Lease). Since 2018 it adopted IFRS 15 (Revenues from contracts with customers) and IFRS 9 (Financial instruments). To enable the year-on-year comparison of the results for the quarter with the corresponding period of the previous year, the “comparable” data, prepared on the basis of homogeneous accounting principles, are also provided in the press release

TIM: THE BOARD OF DIRECTORS APPROVES THE INTERIM MANAGEMENT REPORT AT MARCH 31st, 2019

FIRST QUARTER RESULTS ARE IN LINE WITH GUIDANCE

CASH-GENERATION IMPROVES

NET DEBT DECREASED BY 190 MILLION EUROS QoQ AND 457 MILLION EUROS YoY

The following statements are based on organic results and on the IFRS 15 and 9 accounting standard, pre IFRS 16:

•	Operating free cash flow 0.5 billion euros, increasing 558m YoY

•	Equity free cash flow 0.2 billion euros, increasing 550m YoY

•	Net Debt: 25.1 billion euros, decreasing 190 million euros compared to YE2018 and 457 million euros YoY

•	Net Debt After Lease: 23.1 billion euros

•	Revenues: 4.5 billion euros, -2.9% YoY

•	EBITDA: 1.8 billion euros, flat YoY on a reported basis(*), -2.1% in organic terms

•	EBITDA reported – CAPEX: 1.2 billion euros, +4.6% YoY

•	Strategic initiatives proceeding in line with the plan

•	Management reorganization substantially completed

•	Mandate confirmed to CEO to finalize Persidera sale

(*) pre IFRS 16

Rome, 20 May 2019

•	TIM Board of Directors met today under the chairmanship of Fulvio Conti and approved the interim management report of TIM Group at March 31st.

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

•

Results are showing first evidence of the strong drive of the new management on cost reduction and on redesign of internal processes that have an impact on cash generation. Net debt was reduced by 190 million euros, operating free cash flow reached 541 million euro (558m higher compared to Q1 2018), equity free cash flow grew to 216 million (550m better than Q1 2018).

•

Group revenues in the first quarter are 4.5 billion euros (-2.9% YoY). Service revenues reached 4,1 billion euros, with a 3.0% reduction YoY impacted by Sparkle’s decision to close contracts related to low-zero margin International Wholesale services. Net of such impact (-53 million euros YoY) the service revenues variation is -2% YoY at Group level (-1.8% in Q4 2018) and -2.7% for the Domestic business unit (-3.0% in Q4 2018).

With regards to Italy, in the first quarter 2019, fixed consumer ARPU grew +9.4% YoY and fiber customers reached almost 6 million lines, retail and wholesale, with a remarkable growth of 58% YoY and 10% QoQ. ICT business continues to grow double-digit (+16% YoY). As a result, retail fixed service revenues were +1.5% YoY and overall fixed service revenues were flat YoY despite the impact of the above-mentioned discontinuity at Sparkle.

In mobile TIM’s strategy of focusing on quality rather than prices is paying-off. The entire market became more rational notably on pricing and the so called “washing-machine” effect of clients stepping from one operator to the other (Mobile Number Portability) cooled down.

TIM mobile lines were 31.7m at the end March, up 2.3% YoY. Churn rate was lower: -1.4pp YoY and -1pp QoQ.

Looking at market segments, both the domestic Business segment and the domestic Wholesale segment were substantially flat YoY as the impact of lower wholesale prices was almost entirely offset by the strong growth of wholesale fiber. Consumer service revenues were down YoY as the benefit of the improved competitive scenario will take some time to turn into better revenue performance.

•	In Brazil TIM increased revenues 1.7% YoY thanks to the contribution of high-value postpaid customers and a stable overall market share, allowing TIM Brazil to reiterate guidance.

•

Group organic EBITDA was 1.8 billion euros, -2.1% YoY, strongly improved vs. -9.9% in Q4 2018. EBITDA margin grew to 40.7% from 40.4% thanks to cost cutting actions. The Domestic Business unit EBITDA was 1.5 billion euros (-4.0% YoY), with a strong improvement versus Q4 2018 (-13.2% YoY). TIM Brazil EBITDA grew 5.5% YoY in line with Q4 (+5.4% YoY).

•

TIM has already reached around 99% of the population with 4G and 80% with Fiber, and is committed to cover the entire Country with fiber deployment, 5G and Fixed Wireless Access. In the first quarter 2019 TIM CAPEX were 0,6 billion euros with a 6.5% reduction YoY (0.5 billion euros Domestic, -10.3% YoY) thanks to increased efficiency. During the first quarter TIM was confirmed as the best mobile network in Italy.

•

Working capital management improved in the quarter, with outflow halving to 600 million euros YoY. The renewed focus on optimizing working capital, which will continue pro-actively in the course of 2019, contributed to reducing net debt to 25.08 billion euros at the end of the period, 190 million euros lower than at the end of 2018 and -457 million euros YoY.

•

TIM’s management presented to the Board of Directors an update on the networks sharing partnership with Vodafone that, based on a preliminary analysis, is estimated to generate over time synergies between 100 and 150 million euros on a yearly basis.

•	The Board of Directors confirmed the mandate to the CEO to finalize the exclusive negotiation, following the binding offer received for for Persidera’s sale.

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

•	Guidance confirmed

•	Guidance has been confirmed and updated to reflect the adoption of IFRS 9/15/16 accounting standards and the IFRS 16 “After Lease” view:

•	Organic group service revenues are expected to post low single digit decrease for 2019, while low single digit growth is targeted for both 2020 and 2021

•	Organic group EBITDA-AL is expected to decrease low single digit in 2019, while low single digit growth is targeted for both 2020 and 2021

•	Domestic service revenues are expected to decrease low single digit over the period of the plan, with the aim of stabilizing from 2020(*)

•	Organic domestic EBITDA-AL is expected to decrease low to mid single digit in 2019, with low single digit growth targeted for both 2020 and 2021

•	Brazilian service revenues up by 3-5% in local currency in 2019, growing mid single digit in both 2020 and 2021

•	Brazilian EBITDA-AL is expected to grow mid/high single digit in 2019 with over 39% margin target for 2020 confirmed (40% confirmed pre IFRS 9/15/16)

•	Domestic Capex is targeted at around 2.9 billion euro per year (3 billion euro confirmed pre IFRS 9/15/16)

•	Brazilian Capex about 12 billion Reais cumulated in the 3-year period (12.5 billion euro confirmed pre IFRS 9/15/16)

•	The group is expected to generate around 3.5 billion euros Equity Free Cash Flow cumulative over the period, to be enhanced through inorganic actions presently not included

•	Group’s adjusted net debt after lease is targeted to fall to around 20.5 billion euros by 2021 before inorganic actions (22 billion euros pre IFRS 9/15/16 confirmed)

(*)	Excluding Sparkle’s service revenues decrease for the closing of contracts with low-zero margin; no impact on EBITDA.

***

The results for Q1 2019 will be illustrated to the financial community during a conference call scheduled for 21 May 2019 at 2 PM (CET). Journalists may listen in to the presentation, without asking questions, by calling +390633485042 or +39.0633486868.

The slides of the accompanying presentation will be available at the link https://www.telecomitalia.com/1Q2019/eng.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investorrelations

TIM voluntarily writes and publishes periodic financial information referring to the first and third quarter of each year as part of its corporate policy on regular financial and operating performance disclosure addressed to the market and to investors, in line with the best market practices.

The consolidated figures of the TIM Group presented in this periodic financial information at March 31, 2019 have been prepared in compliance with the International Financial Reporting Standards issued by the IASB and endorsed by the EU; such figures are unaudited.

The accounting criteria and consolidation principles adopted are homogeneous with those used when drawing up the Consolidated Financial Statements of the TIM Group at December 31, 2018, to which reference is made, except for the adoption of IFRS 16 (Leases) adopted starting from January 1, 2019 with the modified retrospective method (that is,

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it without recalculating the comparative figures of previous years), whose effects are explained in the annexed chapter “Adoption of the new IFRS 16 (Leases) standard” to which reference is made for further details. Application of the new standard was not completed and may be subject to amendments until when the consolidated financial statements of the year 2019 of the TIM Group are published. It should be noted that, starting from 1 January 2018, the TIM Group adopted IFRS 15 (Revenues from contracts with customers) and IFRS 9 (Financial instruments).

To allow the comparablity of the economic and financial performances of the first three months of 2019 with the ones of the same period of the previous year, the financial figures and main income statement balances of the first three months of 2019 are shown in this disclosure in a “comparable” layout, using the previous IAS 17 (Leases) accounting standard and relevant interpretations (IFRIC 4, SIC 15 and SIC 27) in order to distinguish between operating and finance leases and the resulting booking of the lease contracts payable.

The TIM Group, in addition to the conventional financial performance measures established by the IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; organic change and impact of the non-recurring items on revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt. Following the adoption of IFRS 16, the TIM Group also presents the following additional alternative performance indicators:

•

EBITDA adjusted After Lease (“EBITDA-AL”), calculated by adjusting the Organic EBITDA, net of the non-recurring items, of the amounts connected with the accounting treatment of the finance leasing contracts according to IAS 17 (applied until year-end 2018) and according to IFRS 16 (applied starting from 2019);

•

Adjusted net financial debt After Lease, calculated by excluding, from the adjusted net financial debt, the liabilities connected with the accounting treatment of the finance lease contracts according to IAS 17 (applied until year-end 2018) and according to IFRS 16 (applied starting from 2019).

The meaning and content of the alternative performance indicators are explained in the annex and the analytical detail of the amounts of the reclassifications introduced and of the methods for determining indicators is provided.

As described in the 2018 consolidated financial statements of the TIM Group, the improvements - also on the supporting IT systems - relating to the process of implementing the new accounting standards adopted in 2018, together with the high number of new commercial offers, involved recalculating the time distribution of the revenues during the first and second quarters of 2018 for some specific fixed-line and mobile contract types, and presentation of the income statement figures of the first two quarters of the year 2018. These figures are not audited.

Lastly, the section entitled “Business Outlook for the year 2019” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of this release are reminded not to place undue reliance on forward-looking statements; in fact actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION OF THE TIM GROUP

There were no significant changes in the scope of consolidation in the first quarter of 2019 or in the corresponding period of 2018.

TIM GROUP RESULTS FOR THE Q1 2019

TIM Group revenues amounted to 4,471 million euros in the first quarter of 2019, down by 4.6% on the first quarter of 2018 (4,685 million euros); the reduction was mainly attributable to the Domestic Business Unit (-155 million euros) and the Brazil Business Unit (-54 million euros). Without the negative exchange rate effect (11), amounting to 70 million euros, the revenues of the Brazil Business Unit saw growth of +16 million euros (+1.7%).

•

The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.13592 in the first quarter of 2019 and 1.2288 in the first quarter of 2018 for the US dollar; For the Brazilian real, the average exchange rates used were 4.27983 in the first quarter of 2019 and 3.99014 in the first quarter of 2018. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

The analysis of the first quarter 2019 revenues, broken down by operating segment compared to the first quarter of 2018, is the following:

(millions of euros)	1st Quarter 2019 comparable		1st Quarter 2018		Change
		% of total		% of total	amount	%	% organic excluding non- recurring
Domestic	3,502	78.3	3,657	78.1	(155)	(4.2)	(4.0)
Core Domestic	3,316	74.2	3,429	73.2	(113)	(3.3)	(2.9)
International Wholesale	238	5.3	286	6.1	(48)	(16.8)	(18.2)
Brazil	979	21.9	1,033	22.0	(54)	(5.2)	1.7
Other Operations	—	—	—	—	—
Adjustments and eliminations	(10)	(0.2)	(5)	(0.1)	(5)

Consolidated Total	4,471	100.0	4,685	100.0	(214)	(4.6)	(2.9)

The organic change, excluding the non-recurring items, of the Group consolidated revenues was -135 million euros (-2.9%), net of 14 million euros referring to adjustments of revenues of previous years.

Reported EBITDA of the first quarter of 2019 was 1,946 million euros, and benefited, for the amount of 154 million euros, from the application of IFRS 16 following which, with reference to the lease contracts payable that did not cover supply of services, the lease payments are no longer recognized as costs for acquisition of goods and services, but a financial liability must be recognized in the statements of financial position, represented by the current value of the future payments, and the Right of Use under assets, amortized along the probable term of the contact.

Comparable EBITDA for the first quarter of 2019 - prepared with accounting principles consistent with those adopted in 2018 - totaled 1,792 million euros (1,793 million euros in the first quarter of 2018), basically unchanged, with an EBITDA margin of 40.1% (38.3% in the first quarter of 2018; +1.8 percentage points).

The breakdown by operating segment of comparable EBITDA for the first quarter of 2019, on the same accounting basis and compared to the first quarter of 2018, is shown below, together with the EBITDA margin.

(millions of euros)	1st Quarter 2019 comparable		1st Quarter 2018		Change
		% of total		% of total	amount	%	% organic excluding non- recurring
Domestic	1,447	80.7	1,446	80.6	1	0.1	(4.0)
EBITDA Margin	41.3		39.5			1.8 pp	—
Brazil	347	19.4	353	19.7	(6)	(1.7)	5.5
EBITDA Margin	35.4		34.2			1.2 pp	1.2 pp
Other Operations	(2)	(0.1)	(5)	(0.3)	3
Adjustments and eliminations	—	—	(1)	—	1

Consolidated Total	1,792	100.0	1,793	100.0	(1)	(0.1)	(2.1)

EBITDA Margin	40.1		38.3			1.8 pp	0.3 pp

Organic EBITDA, net of the non-recurring component, amounted to 1,826 million euros (1,865 million euros in the first quarter of 2018) and is calculated as follows:

(millions of euros)	1st Quarter
	2019	1st Quarter	Change
	comparable	2018	amount	%
EBITDA	1,792	1,793	(1)	(0.1)
Foreign currency financial statements translation effect		(23)	23
Non-recurring income/(expenses)	(34)	(95)	61
ORGANIC EBITDA - excluding Non-recurring items	1,826	1,865	(39)	(2.1)

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

TIM Group posted non-recurring net operating expenses totaling 34 million euros in the first quarter of 2019, mainly connected with disputes and regulatory sanctions and other provisions, and the aforesaid adjustments of revenues of previous years.

Non-recurring operating expenses in the first quarter of 2018 amounted to 95 million euros and mostly referred to the provision to cover a fine for alleged infringement of Article 2 of Italian Decree Law 21 of March 15, 2012 (the “Golden Power” rule).

Reported EBIT totaled 683 million euros in the first quarter of 2019 and reflected an impact of -2 million euros following the application of IFRS 16.

Comparable EBIT for the first quarter of 2019 totaled 685 million euros (740 million euros in the first quarter of 2018), down by 55 million euros (-7.4%) compared to the first quarter of 2018, with an EBIT margin of 15.3% (15.8% in the first quarter of 2018).

Organic EBIT, net of the non-recurring component, amounted to 719 million euros (826 million euros in the first quarter of 2018), with an EBIT margin of 16.0% (17.9% in the first quarter of 2018).

Reported Profit for the first quarter of 2019 attributable to Owners of the Parent totaled 165 million euros. The comparable figure - calculated excluding the effect caused by the adoption of IFRS 16 - amounted to 193 million euros, substantially in line with previous year (199 million euros).

The personnel of the TIM Group at March 31, 2019 is 57,540 units, of which 47,892 in Italy (57,901 units at 31 December 2018, of which 48,005 in Italy).

Capital expenditures, which totaled 607 million euros, break down as follows by operating segment:

(millions of euros)	1st Quarter 2019
	comparable		1st Quarter 2018
		% of total		% of total	Change
Domestic	455	75.0	507	76.8	(52)
Brazil	152	25.0	153	23.2	(1)
Adjustments and eliminations	—	—	—	—	—

Consolidated Total	607	100.0	660	100.0	(53)

% of Revenues	13.6		14.1		(0.5)pp

In particular:

•

the Domestic Business Unit recorded capital expenditures that amounted to 455 million euros (507 million euros in the first quarter of 2018), down by 52 million euros, particularly on the fixed and mobile access components due to the coverage levels already achieved;

•

the Brazil Business Unit posted capital expenditures in the first quarter of 2019 of 152 million euros, down by 1 million euros on the corresponding period of 2018. Excluding the impact of changes in exchange rates (-10 million euros), capital expenditure rose by 9 million euros, targeted mainly at the expansion of mobile ultra-broadband infrastructure and the development of the fixed broadband business of TIM Live.

The comparable Group Operating Free cash flow was positive and totaled 541 million euros (negative for 17 million euros in the first quarter of 2018).

Please be reminded that the operating free cash flow of the first quarter of 2018 reflected the payment of the VAT balance by TIM S.p.A. for 378 million euros connected with the split payment.

Comparable adjusted net financial debt amounted to 25,080 million euros at March 31, 2019, down by 190 million euros compared to December 31, 2018 (25,270 million euros).

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Reported adjusted net financial debt amounted to 28,583 million euros at March 31, 2019 and particularly reflects the 3,553 million euros increase emerging from the application of the new IFRS 16 (Leases) as of January 1, 2019 following which the lease payments are no longer recognized as costs for Acquisition of goods and services, but a financial liability must be recognized in the statement of financial position, represented by the current value of the future payments.

Based on IAS 17, The TIM Group already recognized financial liabilities for some contract types (finance leasing) for the amount of 1,948 million euros at December 31, 2018 and financial assets for leases totaling 124 million euros. At January 1, 2019, financial liabilities for leases totaled 5,511 million euros.

The net financial debt carrying amount at March 31, 2019 amounted to 29,293 million euros and reflects the impact of the application of the new accounting standard IFRS 16 (Leases).

Net Debt After Lease (net of all leases, as specified in the detailed section “Alternative Performance Measures”), a metric adopted by the main European peers, was 23,143 million euros at 31 march 2019.

The TIM Group’s available liquidity margin amounted to 8,251 million euros, equal to the sum of:

•

“Cash and cash equivalents” and “Current securities other than investments” totaling 3,251 million euros (3,043 million euros at December 31, 2018), also including 445 million euros of repurchase agreements falling due in April 2019;

•	the Revolving Credit Facility totaled 5,000 million euros.

This margin is sufficient to cover Group financial liabilities falling due over the next 24-36 months.

RESULTS OF THE BUSINESS UNITS

DOMESTIC

In order to bear in mind the changed market context and types of offer, starting from 2019 the breakdown of revenues and the itemization of some commercial indicators have been revised. As a result, also the comparative 2018 figures have been updated in order to provide a homogeneous representation. In detail, Revenues are represented by distinguishing between those deriving from offers of only Services or packages of Services (Revenues from stand-alone Services) and those deriving from so-called “bundle” offers that include the customer signing a contract providing for the purchase of devices/products jointly with the rendering of a service along a certain time span (Handset and Bundle & Handset revenues).

Revenues amounted to 3,502 million euros in the first quarter of 2019, down by 155 million euros on the first quarter of 2018 (-4.2%).

Revenues from stand-alone services amounted to 3,155 million euros (-139 million euros compared to the same period of 2018, equal to -4.2%), impacted by the effects of a changed regulatory and competitive scenario (30-day pricing restored, entry of a fourth mobile operator and a reduction in the prices of some wholesale services).

In detail:

•

Revenues from stand-alone services of the Fixed market amounted to 2,394 million euros, essentially stable compared to the first quarter of 2018 (-0.3%) in a competitive and challenging market context. Contributing to this stabilization was the increase in retail ARPU, the positive trend of revenues from ICT solutions (+26 million euros compared to the first quarter of 2018, +16%) and from broadband services (+82 million euros, +14.6%), also brought about by growth in Ultra BroadBand customers. These dynamics offset the natural decline in revenues from traditional voice services due to the decrease in accesses and lower regulated prices on some wholesale services (-18 million euros). Leaving the revenues from services out of the low margin international wholesale component, revenues from fixed services increased by 1.8% compared to the first quarter of 2018;

•

revenues from stand-alone services for the Mobile market were equal to 916 million euros (-118 million euros, equal to -11.4% on the first quarter of 2018) and were affected by the changed regulatory and competitive scenario, with a downturn in ARPU.

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Handset and Bundle & Handset revenues, including the change in work in progress, amounted to 347 million euros in the first quarter of 2019 (-16 million euros on the first quarter of 2018).

▶	Core Domestic Revenues

Core Domestic revenues totaled 3,316 million euros, posting a -3.3% decrease (3,429 million euros in the first quarter of 2018).

Please note that as of 2019, in consideration of the possible developments, the revenues of the company Persidera are no longer included in the Consumer segment of Core Domestic and are reclassified as revenues of Other Core Domestic assets; the Consumer revenues of 2018 were therefore revised in order to provide a homogeneous representation.

Specifically, the following changes compared to the first quarter of 2018 are reported in the first quarter of 2019:

•

Consumer: revenues of the Consumer segment for the first quarter of 2019 totaled 1,693 million euros and, compared to the figures for the first quarter of 2018, dropped by 111 million euros (-6.2%) due to the changed regulatory and competitive scenario (entry of a fourth operator, 30-day pricing restored). The same trend seen in total revenues also applied to revenues from stand alone services, which amounted to 1,487 million euros, down by 5.2% compared to the same period of the previous year (-81 million euros). In particular:

•

revenues from stand alone Mobile services amounted to 616 million euros and posted a decrease of 91 million euros (-12.9%) compared to the first quarter of 2018 due to the changed regulatory and competitive dynamics;

•

revenues from stand alone Fixed services amounted to 868 million euros, slightly up on the first quarter of 2018 (+6 million euros, +0.7%); this trend reflected a decrease in accesses, more than offset by higher ARPU levels.

Handset and bundle & handset revenues of the Consumer segment totaled 215 million euros, down by 30 million euros on the first quarter of 2018 (-12%), of which -13 million euros were on the mobile component and -17 million euros on the fixed component.

•

Business: revenues for the Business segment amounted to 1,142 million euros, up by 3 million euros on the first quarter of 2018 (+0.3%, of which +0.2% for revenues from the stand alone services component). In particular:

•

Mobile revenues show a negative performance compared to the first quarter of 2018 (-8.1%), driven mainly by lower revenues from stand alone services (-5.7%) and, in particular, a decline in new digital services (-10.7% on the first quarter of 2018);

•

Revenues from the fixed-line market rose by 27 million euros (+3.1% over the first quarter of 2018), mostly thanks to the performance of services (+2.3%); lower prices and revenues from traditional services (connected with the technological shift towards VoIP systems and solutions) were more than offset by steady growth in revenues from ICT services (+16.0%).

•

Wholesale: Wholesale segment revenues in the first quarter of 2019 came to 430 million euros, down by 3 million euros compared to the first quarter of 2018 (-0.7%). Cuts to regulated prices, which lowered revenues by 18 million euros, were mainly offset by growth in access, driven by the Ultra-Broadband segment.

▶	International Wholesale Revenues

The revenues of the first quarter of 2019 of the International Wholesale Cash-Generating Unit came to 238 million euros, down 48 million euros (-16.8%) compared to the first quarter of 2018. This trend is mainly related to the new position of Telecom Italia Sparkle in the voice business, more focused on high margin contracts, also in light of simplification and efficiency of the operational processes.

Reported EBITDA of the Domestic Business Unit amounted to 1,534 million euros in the first quarter of 2019 as it benefited from the application of IFRS 16 by the amount of 87 million euros.

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Comparable EBITDA totaled 1,447 million euros for the first quarter of 2019, up by 1 million euros compared to the first quarter of 2018 (+0.1%), with an EBITDA margin of 41.3% (+1.8 percentage points compared to the first quarter of 2018).

Organic EBITDA, net of the non-recurring component, amounted to 1,481 million euros (1,542 million euros in the first quarter of 2018). In particular, EBITDA for the first quarter of 2019 reflected a negative impact totaling 34 million euros relative to non-recurring expenses and is calculated as follows:

	1st Quarter 2019	1st Quarter	Change
(millions of euros)	comparable	2018	amount	%
EBITDA	1,447	1,446	1	0.1
Foreign currency financial statements translation effect	—	1	(1)
of which non-recurring income/(expenses)	(34)	(95)	61	(64.2)

ORGANIC EBITDA - excluding Non-recurring items	1,481	1,542	(61)	(4.0)

Reported EBIT of the Domestic Business Unit amounted to 584 million euros in the first quarter of 2019 as it benefited from the application of IFRS 16 by the amount of 3 million euros.

Comparable EBIT for the first quarter of 2019 totaled 581 million euros (615 million euros in the first quarter of 2018), down by 34 million euros with an EBIT margin of 16.6% (16.8% in the first quarter of 2018).

Organic EBIT, net of the non-recurring component, amounted to 615 million euros (710 million euros in the first quarter of 2018), with an EBIT margin of 17.5% (19.4% in the first quarter of 2018).

EBIT for the first quarter of 2019 reflected the negative impact of non-recurring net expenses totaling 34 million euros (95 million euros in the first quarter of 2018, at constant exchange rates).

Personnel, which totaled 48,118 units, was down 82 units compared to December 31, 2018.

BRAZIL (average real/euro exchange rate 4.27983)

First quarter 2019 revenues of the Tim Brasil group amounted to 4,191 million reais, up by 71 million reais on the first quarter of 2018 (+1.7%).

Revenues from services totaled 4,025 million reais, an increase of 39 million reais compared to 3,986 million reais for the first quarter of 2018 (+1.0%).

Revenues from product sales came to 166 million reais (134 million reais in the first quarter of 2018). The increase reflects the change in the sales policy, which is now focused more on value than on increasing sales volumes. The main goals of the new strategy are to increase purchases of new connected devices giving TIM customers access to broadband services on 3G/4G networks and to support new retention offerings for higher-value postpaid customers.

Mobile ARPU of the first quarter of 2019 was 22.8 reais, up 5.3% compared to the figure posted in the first quarter of 2018 due to an overall repositioning on the postpaid segment and new commercial initiatives aimed at boosting use of data and the customer’s average spending.

Total lines in place at March 31, 2019 amounted to 55.1 million, a decline of 0.8 million compared to December 31, 2018 (55.9 million). The lower figure was driven entirely by the prepaid segment (-1.2 million), only partially offset by growth in the post-paid segment (+0.4 million), in part due to the consolidation underway in the market for second SIM cards. Postpaid customers represented 37.4% of the customer base at March 31, 2019, up by 1.2 percentage points on December 2018 (36.2%).

Reported EBITDA amounted to 1,772 million reais in the first quarter of 2019, benefiting from the application of IFRS 16 for the amount of 287 million reais.

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

Comparable EBITDA for the first quarter of 2019 amounted to 1,485 million reais, up by 78 million reais on the first quarter of 2018 (+5.5%). Growth in EBITDA was attributable to both the positive performance of revenues and the benefits delivered by projects to enhance the efficiency of the operating expenses structure.

EBITDA for the first quarter of 2019 did not reflect any impact concerning non-recurring expenses/income.

The EBITDA margin on the same accounting basis stood at 35.4%, 1.2 percentage points higher than in the first quarter of 2018.

Reported EBIT totaled 434 million reais in the first quarter of 2019 and reflected an impact of -24 million reais following the application of IFRS 16.

Comparable EBIT for the first quarter of 2019 amounted to 458 million reais, down by 65 million reais (-12.4%) on the same period of the previous year (523 million reais). Growth was mainly driven by higher amortization (139 million reais) that was partially offset by the higher EBITDA (+78 million reais).

Personnel totaled 9,408 units (9,658 units at December 31, 2018).

AFTER LEASE INDICATORS

The TIM Group, in addition to the conventional financial performance measures established by the IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, following the adoption of IFRS 16, the TIM Group presents the following additional alternative performance indicators:

EBITDA ADJUSTED AFTER LEASE - TIM GROUP

	1st Quarter
	2019	1st Quarter	Change
(millions of euros)	comparable	2018	amount	%
ORGANIC EBITDA - excluding Non-recurring items	1,826	1,865	(39)	(2.1)
Amortization of assets under finance leasing	(50)	(48)	(2)	4.2
Finance expenses on liabilities under finance leasing	(42)	(51)	9	(17.6)
Exchange rate effect on finance expenses for liabilities under finance leasing		1	(1)

EBITDA adjusted After Lease (EBITDA-AL)	1,734	1,767	(33)	(1.9)

EBITDA ADJUSTED AFTER LEASE - DOMESTIC

	1st Quarter 2019	1st Quarter	Change
(millions of euros)	comparable	2018	amount	%
ORGANIC EBITDA - excluding Non-recurring items	1,481	1,542	(61)	(4.0)
Amortization of assets under finance leasing	(44)	(44)	—	—
Finance expenses on liabilities under finance leasing	(26)	(36)	10	(27.8)

EBITDA adjusted After Lease (EBITDA-AL)	1,411	1,462	(51)	(3.5)

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

EBITDA ADJUSTED AFTER LEASE - BRAZIL

	1st Quarter
	2019	1st Quarter	Change
(millions of Brazilian reais)	comparable	2018	amount	%
ORGANIC EBITDA - excluding Non-recurring items	1,485	1,407	78	5.5
Amortization of assets under finance leasing	(25)	(16)	(9)	56.3
Finance expenses on liabilities under finance leasing	(69)	(56)	(13)	23.2

EBITDA adjusted After Lease (EBITDA-AL)	1,391	1,335	56	4.2

ADJUSTED NET FINANCIAL DEBT AFTER LEASE - TIM GROUP

(millions of euros)	3/31/2019	12/31/2018	Change
Comparable adjusted net financial debt	25,080	25,270	(190)

Liabilities for finance leasing ( IAS 17)	(1,937)	(1,948)	11

Adjusted net financial debt - After Lease	23,143	23,322	(179)

TIM S.p.A.

Registered Offices: Via Gaetano Negri, 1 - 20123 Milan

Tax Code / VAT no. and registration with the Milan Business Register: 00488410010 - Registration in the R.A.E.E. (Register of Manufacturers of Electrical and Electronic Equipment) IT08020000000799

Share Capital €11,677,002,855.10 fully paid-up Certified e-mail address [Casella PEC]: telecomitalia@pec.telecomitalia.it

BUSINESS OUTLOOK FOR THE YEAR 2019

Please refer to page 3.

EVENTS SUBSEQUENT TO MARCH 31, 2019

TIM: 6-YEAR BOND ISSUE FOR 1 BILLION EUROS

Please refer to the press release on the same subject issued on April 9, 2019.

***

The Board of Directors, having taken note of the succession process of the Chief Financial Officer announced on 6 May 2019, appointed Giovanni Ronca as the new manager in charge of preparing the Company’s accounting documents (with the responsibilities and powers established by law and the specific Internal regulation) with effect from next June.

***

The manager in charge of preparing the corporate financial reports, Piergiorgio Peluso, declares, pursuant to paragraph 2 of Article 154 bis of the Consolidated Law on Finance, that the accounting information contained herein corresponds to the documentary records, books and accounting entries.

13

ATTACHMENTS TO THE PRESS RELEASE

This document has been translated into English for the convenience of the readers. In the event of discrepancy, the Italian language version prevails.

1

ADOPTION OF THE NEW IFRS 16 (LEASES) STANDARD

This section provides an overview of IFRS 16 (Leases) main elements and of the impacts arising from its application of the standards starting from January 1, 2019.

IFRS 16 (Leases) endorsed by European Union on October 31, 2017 with the Commission Regulation (EU) 2017/1986.

IFRS 16 replaces IAS 17 (Leases) and relative interpretations (IFRIC 4 Determining whether an Arrangement Contains a Lease; SIC 15 Operating Leases – Incentives; SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease).

As allowed by the accounting standard, the TIM Group has applied the modified retrospective method with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity at the data of first application, without restating prior comparative periods.

On the basis of the provisions of IFRS 16, lease agreements (that are not service contracts) are accounted by recognizing, in the statements of financial position, a financial liability for the present value of the future lease payments and (as counter entry) the Right of Use among the assets.

Leasing expenses, already previously classified according to IAS 17 as finance leasing, did not undergo any change to the accounting representation required by IAS 17, continuing as in the past.

As of the transition date (January 1, 2019), the TIM Group applied a modified retrospective method by recognizing, for leases previously classified under IAS 17 as operating leases, a financial liability for lease agreements and the corresponding value of the right of use, measured on the basis of the remaining lease payments at the transition date.

The agreements within the TIM Group that fall within the scope of application of IFRS 16 mainly refer to:

•	Land and buildings for office and industrial use,

•	infrastructure sites for the mobile network and

•	network infrastructure (when not services).

With reference to the options and exemptions provided for by IFRS 16, the TIM Group adopted the following choices:

•	IFRS 16 was not usually applied to intangible assets or to short-term (i.e. less than 12 months) contracts with low unit value;

•	right of use and financial liabilities relating to lease agreements were classified on specific line items in the statements of financial position;

•	any service contract component included in the lease payments was generally excluded from the IFRS 16 scope;

•	contracts with similar characteristics were assessed using a single discount rate;

•	lease agreements previously considered finance leasing pursuant to IAS 17 retained the previously recognized values.

Application of the new standard was not completed and may be subject to amendments until when the 2019 consolidated financial statements of the TIM Group are published. The impacts during transition are not indicative of future developments since the choices of allocating capital might change with resulting economic and financial repercussions on recognition in the financial statements.

2

IMPACTS ARISING FROM THE ADOPTION OF IFRS 16

Impacts on the consolidated statements of financial position at 1/1/2019 (transition date)

For the TIM Group, adoption of IFRS 16 entailed higher non-current assets due to the recognition of the “Right of Use for assets under lease contracts” as a balancing entry to the higher financial liabilities recognized. In detail, the impacts of the transition on the main line items of the consolidated statements of financial position are shown below.

(millions of euros)	12/31/2018 (*)	IFRS 16 impacts	1/1/2019 restated
Assets
Non-current assets
Intangible assets	35,213	—	35,213
Tangible assets	14,223	—	14,223
Right of use assets	2,368	3,503	5,871
Other non-current assets
Non-current financial receivables for lease contract	54	6	60
Non-current financial receivables arising from lease contracts	2,291	—	2,291
Deferred tax assets	1,136	—	1,136
Current assets
Trade and miscellaneous receivables and other current assets	4,706	(29)	4,677
Current financial receivables arising from lease contracts	70	4	74

Total Assets	65,619	3,484	69,103

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	19,528	—	19,528
Non-controlling interests	2,219	—	2,219

Total Equity	21,747	—	21,747

Non-current liabilities
Non-current financial liabilities for lease contracts payable	1,740	3,021	4,761
Deferred tax liabilities	192	—	192
Current liabilities
Current financial liabilities for lease contracts payable	208	542	750
Trade and miscellaneous payables and other current liabilities	6,901	(79)	6,822

Total Equity and Liabilities	65,619	3,484	69,103

(*)	amounts already reclassified for IFRS 16 purposes.

The amount of net Liabilities (Assets) recognized for Leases at January 1, 2019 is the following:

(millions of euros)
Financial liabilities for lease contracts payable, non-current and current, in effect on December 31, 2018 (2018 financial statements)	1,948
Other financial liabilities recognized for leases at January 1, 2019	3,563
Total financial liabilities at January 1, 2019	5,511
Financial assets for lease contracts receivable, non-current and current, in effect on December 31, 2018 (2018 financial statements)	(124)
Other financial asset recognized for leases at January 1, 2019	(10)
Total financial assets at January 1, 2019	(134)
Net Liabilities (Assets) for leases at January 1, 2019	5,377

3

Adjusted net financial debt

(millions of euros)
Adjusted net financial debt at December 31, 2018	25,270
Other financial liabilities recognized for leases at January 1, 2019	3,563
Other financial asset recognized for leases at January 1, 2019	(10)
Adjusted net financial debt at January 1, 2019	28,823

Reconciliation of the differences between the commitments existing on December 31, 2018 arising from operating leases (in application of IAS 17) and the lease liabilities recognized in the statements of financial position at January 1, 2019 (in application of IFRS 16) is presented hereunder.

(millions of euros)
Non-revocable operating lease contracts at December 31, 2018 (nominal value)	(a	)	495
Land component on real estate finance lease contracts (nominal value)	(b	)	1,094
Other contracts and cash flow discounting impact	(c	)	1,974
Other liabilities recognized for leases at January 1, 2019	(a+b+c	)	3,563

The average discount rate applied to the lease liabilities recognized in the statements of financial position at the initial application date (January 1, 2019) was 5.6%.

Impact on the main separate consolidated income statement line items and on the consolidated statements of financial position of the first quarter of 2019

The breakdown of the impact of IFRS 16 on key consolidated income statement figures for the first quarter of 2019 compared with the comparable first quarter of 2019 is shown below.

(millions of euros)		1st Quarter 2019 comparable (*) (a)	Impact IFRS 16 (b)	1st Quarter 2019 (a+b)
Total operating revenues and other income		4,517	—	4,517
Operating expenses	(1)	(2,725)	154	(2,571)
EBITDA		1,792	154	1,946
Amortization of assets under finance leases	(2)	(50)	(155)	(205)
EBIT		685	(2)	683
Finance expenses for assets under finance leases	(3)	(42)	(57)	(99)
Profit (loss) before tax from continuing operations		354	(58)	296
Income tax expense	(4)	(128)	19	(109)
Profit (loss) for the period		226	(39)	187
Attributable to:
Owners of the Parent		193	(28)	165
Non-controlling interests		33	(11)	22

(*)	in the comparable first quarter of 2019, the signed lease contracts starting from January 1, 2019 are always classified as operating leases for IAS 17 purposes.

The different nature, qualification and classification of the expenses, with recognition of the “Amortization of rights of use    assets” and of “Financial expense for interest connected with rights of use” in place of “Lease and rental costs - payments for operating leases” as per IAS 17, led to a resulting positive impact on EBITDA equal to 154 million euros.

4

Application of IFRS 16 to lease contracts particularly caused:

•

reduction of Operating expenses for the different accounting treatment of the rentals relating to the lease contracts of land, building for office and industrial use, infrastructure sites for the mobile telephony network and network infrastructure (when not classifiable as services);

•	the increase in Amortization of the rights of use consequent to recognition of higher non-current assets (“rights of use for the leased asset”) amortized for the term of the contract;

•	the increase in Financial expense for interest connected with rights of use consequent to the recognition of higher financial liabilities;

•	the change in Income tax expense that shows the income tax effect of the changes illustrated above.

The breakdown of the impact of IFRS 16 on the main consolidated statements of financial position figures at March 31, 2019 is shown below.

(millions of euros)	3/31/2019 comparable (a)	IFRS 16 impact (b)	3/31/2019 (a+b)
Assets
Non-current assets
Intangible assets	34,985	—	34,985
Tangible assets	14,086	—	14,086
Right of use assets	2,321	3,414	5,735
Other non-current assets	5,478	20	5,498
Total Non-current assets	56,870	3,434	60,304
Current assets	9,315	(35)	9,280
Total Assets	66,185	3,399	69,584
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	19,635	(23)	19,612
Non-controlling interests	2,215	(8)	2,207
Total Equity	21,850	(31)	21,819
Non-current liabilities	32,283	2,993	35,276
Current liabilities	12,052	437	12,489
Total Liabilities	44,335	3,430	47,765
Total Equity and Liabilities	66,185	3,399	69,584

The breakdown of the impact of IFRS 16 on consolidated net financial debt is shown below.

Adjusted net financial debt

(millions of euros)	3/31/2019
Comparable adjusted net financial debt	25,080
Additional financial liabilities recognized in application of IFRS 16	3,512
Additional financial assets recognized in application of IFRS 16	(9)
Adjusted net financial debt	28,583

5

TIM GROUP – RECLASSIFIED STATEMENTS

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the TIM Group are consistent with the consolidated financial statements included in the annual financial report and in the half-year financial report. Such statements were not audited by the audit firm.

The accounting and consolidation policies adopted are consistent with those applied for the TIM Group Consolidated Financial Statements at December 31, 2018, except for the new standards adopted as of January 1, 2019, the impact of which is illustrated in the chapter “Adoption of the New IFRS 16 (Leases) Standard”.

To enable the comparison of the economic and financial performance for the first quarter of 2019 with the corresponding period of the previous year, this press release shows “comparable” income statement figures and “comparable” statement of financial position figures, prepared in accordance with the previous accounting standards applied (IAS 17 and relative Interpretations).

As described in the 2018 consolidated financial statements of the TIM Group, the improvements - also on the supporting IT systems - relating to the process of implementing the new accounting standards adopted in 2018, together with the high number of new commercial offers, involved recalculating the time distribution of the revenues during the first and second quarters of 2018 for some specific fixed-line and mobile contract types. Therefore, the financial figures of the first and second quarters of 2018 have been recalculated. These figures are not audited. The figures provided below are to be considered “reported” unless otherwise indicated.

SEPARATE CONSOLIDATED INCOME STATEMENTS OF THE TIM GROUP

(millions of euros)	1st Quarter 2019	1st Quarter 2019 comparable (a)	1st Quarter 2018 (b)	Change (a-b)
				amount	%
Revenues	4,471	4,471	4,685	(214)	(4.6)
Other income	46	46	57	(11)	(19.3)
Total operating revenues and other income	4,517	4,517	4,742	(225)	(4.7)
Acquisition of goods and services	(1,595)	(1,749)	(1,996)	247	12.4
Employee benefits expenses	(740)	(740)	(780)	40	5.1
Other operating expenses	(309)	(309)	(368)	59	16.0
Change in inventories	(64)	(64)	37	(101)	—
Internally generated assets	137	137	158	(21)	(13.3)
Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,946	1,792	1,793	(1)	(0.1)
Depreciation and amortization	(1,264)	(1,108)	(1,055)	(53)	(5.0)
Gains (losses) on disposals of non-current assets	1	1	2	(1)	(50.0)
Impairment reversals (losses) on non-current assets	—	—	—	—	—
Operating profit (loss) (EBIT)	683	685	740	(55)	(7.4)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(4)	(4)	(2)	(2)	—
Other income (expenses) from investments	—	—	10	(10)	—
Finance income	354	353	327	26	8.0
Finance expenses	(737)	(680)	(684)	4	0.6
Profit (loss) before tax from continuing operations	296	354	391	(37)	(9.5)
Income tax expense	(109)	(128)	(156)	28	17.9
Profit (loss) from continuing operations	187	226	235	(9)	(3.8)
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—
Profit (loss) for the period	187	226	235	(9)	(3.8)
Attributable to:
Owners of the Parent	165	193	199	(6)	(3.0)
Non-controlling interests	22	33	36	(3)	(8.3)

6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF THE TIM GROUP

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			1st Quarter 2019	1st Quarter 2018
Profit (loss) for the period	(a	)	187	235
Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			3	—
Income tax effect			—	—
	(b	)	3	—
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			—	—
Income tax effect			—	—
	(c	)	—	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(d	)	—	—
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	3	—
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			21	(14)
Loss (profit) transferred to Separate Consolidated Income Statement			(3)	16
Income tax effect			(1)	1
	(f	)	17	3
Hedging instruments:
Profit (loss) from fair value adjustments			204	(281)
Loss (profit) transferred to Separate Consolidated Income Statement			(189)	95
Income tax effect			(4)	44
	(g	)	11	(142)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			70	(167)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(h	)	70	(167)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to Separate Consolidated Income Statement			—	—
Income tax effect			—	—
	(i	)	—	—
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	98	(306)
Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	101	(306)
Total comprehensive income (loss) for the period	(a+m	)	288	(71)
Attributable to:
Owners of the Parent			246	(58)
Non-controlling interests			42	(13)

7

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF THE TIM GROUP

(millions of euros)			3/31/2019 (a)	12/31/2018 (b)	Change (a-b)
Assets
Non-current assets
Intangible assets
Goodwill			26,780	26,769	11
Intangible assets with a finite useful life			8,205	8,889	(684)
			34,985	35,658	(673)
Tangible assets
Property, plant and equipment owned			14,086	14,251	(165)
Assets held under finance leases			—	1,895	(1,895)
			14,086	16,146	(2,060)
Right of use assets			5,735		5,735
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			12	16	(4)
Other investments			52	49	3
Non-current financial receivables arising from lease contract			54	54	—
Other non-current financial assets			1,831	1,540	291
Miscellaneous receivables and other non-current assets			2,296	2,291	5
Deferred tax assets			1,253	1,136	117
			5,498	5,086	412
Total Non-current assets	(a	)	60,304	56,890	3,414
Current assets
Inventories			325	389	(64)
Trade and miscellaneous receivables and other current assets			5,138	4,706	432
Current income tax receivables			71	251	(180)
Current financial assets
Current financial receivables arising from lease contracts			69	70	(1)
Securities other than investments, other financial receivables and other current financial assets			1,574	1,396	178
Cash and cash equivalents			2,103	1,917	186
Current assets sub-total			9,280	8,729	551
Discontinued operations /Non-current assets held for sale			—	—	—
Total Current assets	(b	)	9,280	8,729	551

Total Assets	(a+b	)	69,584	65,619	3,965

8

(millions of euros)			3/31/2019 (a)	12/31/2018 (b)	Change (a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			19,612	19,528	84
Non-controlling interests			2,207	2,219	(12)
Total Equity	(c	)	21,819	21,747	72

Non-current liabilities
Non-current financial liabilities for financing contracts and others			24,586	23,319	1,267
Non-current financial liabilities for lease contracts			4,754	1,740	3,014
Employee benefits			1,545	1,567	(22)
Deferred tax liabilities			236	192	44
Provisions			861	876	(15)
Miscellaneous payables and other non-current liabilities			3,294	3,297	(3)
Total Non-current liabilities	(d	)	35,276	30,991	4,285

Current liabilities
Current financial liabilities for financing contracts and others			4,889	5,705	(816)
Current financial liabilities for lease contracts			695	208	487
Trade and miscellaneous payables and other current liabilities			6,840	6,901	(61)
Current income tax payables			65	67	(2)
Current liabilities sub-total			12,489	12,881	(392)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—
Total Current Liabilities	(e	)	12,489	12,881	(392)

Total Liabilities	(f=d+e	)	47,765	43,872	3,893

Total Equity and liabilities	(c+f	)	69,584	65,619	3,965

9

CONSOLIDATED STATEMENTS OF CASH FLOWS OF THE TIM GROUP

(millions of euros)			1st Quarter 2019	1st Quarter 2018
Cash flows from operating activities:
Profit (loss) from continuing operations			187	235
Adjustments for:
Depreciation and amortization			1,264	1,055
Impairment losses (reversals) on non-current assets (including investments)			4	—
Net change in deferred tax assets and liabilities			(76)	130
Losses (gains) realized on disposals of non-current assets (including investments)			(1)	(2)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			4	2
Change in provisions for employee benefits			(13)	(5)
Change in inventories			64	(36)
Change in trade receivables and net amounts due from customers on construction contracts			(230)	(190)
Change in trade payables			(124)	(19)
Net change in current income tax receivables/payables			176	(1)
Net change in miscellaneous receivables/payables and other assets/liabilities			230	(239)
Cash flows from (used in) operating activities	(a	)	1,485	930
Cash flows from investing activities:
Purchase of intangible assets, property, plant and equipment and rights of use assets on a cash basis			(1,177)	(1,284)
Capital grants received			5	2
Acquisition of control of companies or other businesses, net of cash acquired			—	—
Acquisitions/disposals of other investments			—	(2)
Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			(81)	(230)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—
Proceeds from sale/repayments of intangible, tangible and other non-current assets			—	(8)
Cash flows from (used in) investing activities	(b	)	(1,253)	(1,506)
Cash flows from financing activities:
Change in current financial liabilities and other			(226)	(505)
Proceeds from non-current financial liabilities (including current portion)			1,824	102
Repayments of non-current financial liabilities (including current portion)			(1,086)	(896)
Changes in hedging and non-hedging derivatives			(253)	293
Share capital proceeds/reimbursements (including subsidiaries)			—	—
Dividends paid			(25)	—
Changes in ownership interests in consolidated subsidiaries			—	1
Cash flows from (used in) financing activities	(c	)	234	(1,005)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—
Aggregate cash flows	(e=a+b+c+d	)	466	(1,581)
Net cash and cash equivalents at beginning of the period	(f	)	1,631	3,246
Net foreign exchange differences on net cash and cash equivalents	(g	)	6	(19)
Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,103	1,646

10

Purchase of intangible assets, property, plant and equipment and rights to use third-party assets

(millions of euros)	1st Quarter 2019	1st Quarter 2018
Purchase of intangible assets	(146)	(186)
Purchase of tangible assets (1)	(458)	(489)
Purchase of rights of use assets	(51)	—
Total purchase of intangible assets, property, plant and equipment and rights of use assets on an accrual basis	(655)	(675)
Change in amounts due for purchase of intangible assets, property, plant and equipment and rights of use assets	(522)	(609)
Total purchase of intangible assets, property, plant and equipment and rights of use assets on a cash basis	(1,177)	(1,284)

(1)	In the first quarter of 2018 they include purchases of assets under finance leases

Additional Cash Flow information

(millions of euros)	1st Quarter 2019	1st Quarter 2018
Income taxes (paid) received	(20)	(22)
Interest expense paid	(521)	(553)
Interest income received	75	106
Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2019	1st Quarter 2018
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	1,917	3,575
Bank overdrafts repayable on demand – from continuing operations	(286)	(329)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	1,631	3,246

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,103	1,680
Bank overdrafts repayable on demand – from continuing operations	—	(34)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—

	2,103	1,646

11

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF THE TIM GROUP

Changes from January 1, 2018 to March 31, 2018

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income (*)	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total Equity
Balance at December 31, 2017	11,587	2,094	42	(582)	(955)	(104)	—	9,475	21,557	2,226	23,783
Adoption of IFRS 15 and IFRS 9			9					(92)	(83)	(5)	(88)
Adjusted balance at December 31, 2017	11,587	2,094	51	(582)	(955)	(104)	—	9,383	21,474	2,221	23,695
Changes in equity during the period:
Dividends approved								—	—	—	—
Total comprehensive income (loss) for the period			3	(142)	(118)			199	(58)	(13)	(71)
Other changes								1	1		1

Balance at March 31, 2018	11,587	2,094	54	(724)	(1,073)	(104)	—	9,583	21,417	2,208	23,625

(*)	The balance at December 31, 2017 includes the “Reserve for available-for-sale financial assets”.

Changes from January 1, 2019 to March 31, 2019

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for financial assets measured at fair value through other comprehensive income	Reserve for hedging instruments	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total Equity
Balance at December 31, 2018	11,587	2,094	30	(563)	(1,340)	(90)	—	7,810	19,528	2,219	21,747
Adoption of IFRS 16								—	—	—	—
Adjusted Balance at December 31, 2018	11,587	2,094	30	(563)	(1,340)	(90)	—	7,810	19,528	2,219	21,747
Changes in equity during the period:
Dividends approved								(166)	(166)	(55)	(221)
Total comprehensive income (loss) for the period			20	11	50			165	246	42	288
Grant of equity instruments								1	1		1
Other changes								3	3	1	4

Balance at March 31, 2019	11,587	2,094	50	(552)	(1,290)	(90)	—	7,813	19,612	2,207	21,819

12

NET FINANCIAL DEBT OF THE TIM GROUP

(millions of euros)	3/31/2019 (a)	12/31/2018 (b)	Change (a-b)
Non-current financial liabilities
Bonds	19,501	18,579	922
Amounts due to banks, other financial payables and liabilities	5,085	4,740	345
Finance lease liabilities	4,754	1,740	3,014
	29,340	25,059	4,281
Current financial liabilities (*)
Bonds	2,730	2,918	(188)
Amounts due to banks, other financial payables and liabilities	2,159	2,787	(628)
Finance lease liabilities	695	208	487
	5,584	5,913	(329)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—
Total Gross financial debt	34,924	30,972	3,952
Non-current financial assets
Securities other than investments	—	—	—
Financial receivables and other non-current financial assets	(1,885)	(1,594)	(291)
	(1,885)	(1,594)	(291)
Current financial assets
Securities other than investments	(1,148)	(1,126)	(22)
Financial receivables and other current financial assets	(495)	(340)	(155)
Cash and cash equivalents	(2,103)	(1,917)	(186)
	(3,746)	(3,383)	(363)
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—
Total financial assets	(5,631)	(4,977)	(654)
Net financial debt carrying amount	29,293	25,995	3,298
Reversal of fair value measurement of derivatives and related financial liabilities/assets	(710)	(725)	15
Adjusted Net Financial Debt	28,583	25,270	3,313
Breakdown as follows:
Total adjusted gross financial debt	33,184	29,432	3,752
Total adjusted financial assets	(4,601)	(4,162)	(439)
(*) of which current portion of medium/long-term debt:
Bonds	2,730	2,918	(188)
Amounts due to banks, other financial payables and liabilities	1,465	1,477	(12)
Finance lease liabilities	695	208	487

13

NET OPERATING FREE CASH FLOW OF THE TIM GROUP

(millions of euros)	1st Quarter 2019	1st Quarter 2019 comparable (a)	1st Quarter 2018 (b)	(a-b)
EBITDA	1,946	1,792	1,793	(1)
Capital expenditures on an accrual basis	(607)	(607)	(660)	53
Investments for mobile licenses acquisition / spectrum	—	—	—	—
Change in net operating working capital:	(633)	(628)	(1,214)	586
Change in inventories	64	64	(36)	100
Change in trade receivables and net amounts due from customers on construction contracts	(230)	(230)	(190)	(40)
Change in trade payables (*)	(695)	(692)	(607)	(85)
Changes of mobile licenses acquisition payable / spectrum	—	—	(36)	36
Other changes in operating receivables/payables	228	230	(345)	575
Change in provisions for employee benefits	(13)	(13)	(5)	(8)
Change in operating provisions and Other changes	(3)	(3)	69	(72)

Net operating free cash flow	690	541	(17)	558

Of which Operating Free Cash Flow related to the mobile licenses acquisition / spectrum	—	—	(36)	36
% of Revenues	15.4	12.1	(0.4)	12.5 pp
Sale of investments and other disposals flow	—	—	9	(9)
Share capital increases/reimbursements, including incidental expenses	—	—	—	—
Financial investments	—	—	(2)	2
Dividends payment	(25)	(25)	—	(25)
Increases in finance lease contracts	(48)	—	(15)	15
Finance expenses, income taxes and other net non-operating requirements flow and impact from application of IFRS 16	(3,930)	(326)	(204)	(122)

Reduction/(Increase) in adjusted net financial debt from continuing operations	(3,313)	190	(229)	419

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	—	—	—

Reduction/(Increase) in adjusted net financial debt	(3,313)	190	(229)	419

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

14

INFORMATION BY OPERATING SEGMENTS OF THE TIM GROUP

DOMESTIC

				Change (a-b)
(millions of euros)	1st Quarter 2019	1st Quarter 2019 comparable (a)	1st Quarter 2018 (b)	amount	%	% organic exluding non- recurring
Revenues	3,502	3,502	3,657	(155)	(4.2)	(4.0)
EBITDA	1,534	1,447	1,446	1	0.1	(4.0)
EBITDA Margin	43.8	41.3	39.5		1.8 pp	—
EBIT	584	581	615	(34)	(5.5)	(18.2)
EBIT Margin	16.7	16.6	16.8		(0.2)pp	(2.9)pp
Headcount at period end (number) (°)	48,118		(*) 48,200	(82)	(0.2)

(*)	Headcount at December 31, 2018.
(°)	Includes employees with temp work contracts: 4 units at March 31, 2019 (0 units at December 31, 2018).

In order to bear in mind the changed market context and types of offer, starting from 2019 the itemization of some commercial indicators have been revised. As a result, also the comparative 2018 figures have been updated in order to provide a homogeneous representation. Consequently, some indicators relating to the traffic volumes - no longer significant - were updated with kpis more representative of the changes in the market.

Fixed

	3/31/2019	12/31/2018	3/31/2018
Physical accesses of TIM Retail (thousands)	9,876	10,149	10,845
of which NGN	3,345	3,166	2,458
Physical accesses of TIM Wholesale (thousands)	8,093	8,063	8,065
of which NGN	2,616	2,262	1,306
Active broadband accesses of TIM Retail (thousands)	7,354	7,483	7,527
Consumer ARPU (€/month) (1)	35.6	34.0	32.6
Broadband ARPU (€/month) (2)	29.0	26.3	24.9

(1)	Revenues from retail Consumer services in proportion to the average Consumer physical accesses.
(2)	Revenues from broadband services in proportion to the average active TIM retail broadband accesses.

Mobile

	3/31/2019	12/31/2018	3/31/2018
Lines at period end (thousands)	31,748	31,818	31,036
of which Human	22,256	22,448	23,195
Churn rate (%) (1)	5.2	26.3	6.5
Broadband users (thousands) (2)	13,125	13,015	13,312
Reported ARPU (€/month) (3)	8.7	9.8	10.2
Human ARPU (€/month) (4)	12.4	13.4	13.6

(1)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(2)	Mobile lines using data services.
(3)	Revenues from retail services (visitors and MVNO not included) in proportion to the average total lines.
(4)	Revenues from retail services (visitors and MVNO not included) in proportion to the average human total lines.

15

Core Domestic

(millions of euros)	1st Quarter 2019 comparable	1st Quarter 2018	Change
			amount	%
Revenues	3,316	3,429	(113)	(3.3)
Consumer	1,693	1,804	(111)	(6.2)
Business	1,142	1,139	3	0.3
Wholesale	430	433	(3)	(0.7)
Other	51	53	(2)	(3.8)
EBITDA	1,418	1,423	(5)	(0.4)
EBITDA Margin	42.8	41.5		1.3 pp
EBIT	579	619	(40)	(6.5)
EBIT Margin	17.5	18.1		(0.6	)pp
Headcount at period end (number) (°)	47,382	(*)47,455	(73)	(0.2)

(*)	Headcount at December 31, 2018.
(°)	Includes employees with temp work contracts: 4 units at March 31, 2019 (0 units at December 31, 2018).

International Wholesale

(millions of euros)	1st Quarter 2019 comparable	1st Quarter 2018	Change
			amount	%	% organic
Revenues	238	286	(48)	(16.8)	(18.2)
of which third party	196	240	(44)	(18.3)	(18.3)
EBITDA	30	24	6	25.0	20.0
EBITDA Margin	12.6	8.4		4.2 pp	4.0 pp
EBIT	1	(4)	5	—	—
EBIT Margin	0.4	(1.4)		1.8 pp	1.8 pp
Headcount at period end (number)	736	( *) 745	(9)	(1.2)

(*)	Headcount at December 31, 2018.

The International Wholesale Cash-Generating Unit comprises the Telecom Italia Sparkle group companies; a share of the TIM group goodwill was allocated to the CGU.

BRAZIL

	(millions of euros)			(millions of Brazilian reais)			Change
	1st Quarter 2019	1st Quarter 2019 comparable (a)	1st Quarter 2018 (b)	1st Quarter 2019	1st Quarter 2019 comparable (c)	1st Quarter 2018 (d)	amount (c-d)	% (c-d)/d
Revenues	979	979	1,033	4,191	4,191	4,120	71	1.7
EBITDA	414	347	353	1,772	1,485	1,407	78	5.5
EBITDA Margin	42.3	35.4	34.2	42.3	35.4	34.2		1.2 pp
EBIT	101	107	131	434	458	523	(65)	(12.4)
EBIT Margin	10.4	10.9	12.7	10.4	10.9	12.7		(1.8	)pp
Headcount at period end (number)				9,408		(*)9,658	(250)	(2.6)

(*)	Headcount at December 31, 2018.

16

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Quarter 2019	1st Quarter 2018
Revenues:
Revenue adjustments of previous years	(14)	—
Acquisition of goods and services, Change in inventories:
Professional expenses, consulting services and other costs	(2)	(2)
Employee benefits expenses:
Expenses related to restructuring, rationalization and other	(1)	(1)
Other operating expenses:
Sundry expenses and other provisions	(17)	(92)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(34)	(95)
Impact on EBIT - Operating profit (loss)	(34)	(95)
Finance expenses:
Miscellaneous finance expenses	(3)	(2)
Impact on profit (loss) before tax from continuing operations	(37)	(97)
Income taxes on non-recurring items	5	4
Impact on profit (loss) for the period	(32)	(93)

TIM GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

The following table shows committed credit lines available at March 31, 2019:

	3/31/2019		12/31/2018
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – maturing January 2023	5.0	—	5.0	—
Total	5.0	—	5.0	—

At March 31, 2019 TIM had a bilateral Term Loan for 1,650 million euros.

On a date after March 31, 2019 TIM had overdraft facilities for 90 million euros, drawn down for the full amount.

Bonds

Changes in bonds over the first quarter of 2019 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 1,250 million euros 4.000% (4/11/2024)	Euro	1,250	11/1/2019
TIM S.A. 1,000 million reais 104.10% CDI (7/15/2020)	BRL	1,000	25/1/2019

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 832 million euros 5.375% (1)	Euro	832	29/1/2019

(5)	Net of buy-backs totaling 418 million euros made by the company in 2015.

With reference to Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2019 was 201 million euros, down by 2 million euros compared to December 31, 2018 (203 million euros).

On April 15, 2019, TIM S.p.A. issued a bond for 1,000 million euros, maturing on April 15, 2025, with coupon equal to 2.750%, issue price 99.32%. The issue is part of the maturing debt optimization and refunding process.

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of March 31, 2019 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 3,162 million euros with the following detail:

•	676 million euros (equivalent to 760 million USD), due June 18, 2019;

•	990 million euros (equivalent to 850 million GBP), due June 24, 2019;

•	720 million euros, due January 21, 2020;

•	228 million euros (equivalent to 1,000 million BRL), due July 15, 2020;

•	548 million euros, due September 25, 2020.

Bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that result in the automatic early redemption of the bonds in relation to events other than the insolvency of the TIM Group(2); furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since the bonds were placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, they carry negative pledges, such as, for example, the commitment not to pledge the company’s assets as collateral for loans.

(2)	A change of control event can result in the early repayment of the convertible bond of TIM S.p.A., as further detailed below.

With regard to the loans taken out by TIM S.p.A. with the European Investment Bank (“EIB”), at March 31, 2019, the nominal amount of outstanding loans amounted to 1,350 million euros, of which 800 million euros at direct risk and 550 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros are subject to the following covenants:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes of or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 550 million euros, and direct risk loans are subject to the following covenants:

•

“Inclusion clause”, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or an amendment of the loan contract in order to establish an equivalent provision in favor of the EIB;

•

“Network Event”, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case, more than half in quantitative terms) to third parties not controlled by the Company, or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which may then opt to demand collateral or an amendment of the loan contract or choose an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to pledge the Company’s assets as collateral for loans (negative pledge) and the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in export credit loan agreements.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including, at the discretion of the investors, the establishment of guarantees or the early repayment of the amount paid in cash or as shares and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfers of business, involving entities outside the Group. Such an Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at March 31, 2019, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

Adoption of IFRS 16 particularly led the TIM Group to use the following additional alternative performance indicators:

•

EBITDA adjusted After Lease (“EBITDA-AL”), calculated by adjusting the Organic EBITDA, net of the non-recurring items, from the amounts connected with the accounting treatment of the finance leasing contracts according to IAS 17 (applied until year-end 2018) and according to IFRS 16 (applied starting from 2019). This financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT.

•

Adjusted net financial debt After Lease, calculated by excluding from the adjusted net financial debt, the liabilities connected with the accounting treatment of the finance leasing contracts according to IAS 17 (applied until year-end 2018) and according to IFRS 16 (applied starting from 2019). TIM believes that the Adjusted net financial debt After Lease represents an indicator of the ability to meet its financial obligations.

The other alternative performance measures used are described below:

•

EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method
EBIT – Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA – Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change and impact of the non-recurring items on revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, the exchange differences and the non-recurring events and transactions. TIM believes that this method of presentation provides a more complete and effective interpretation of the Group’s operating performance (as a whole and with reference to the Business Units); it is therefore also used in the presentations to analysts and investors. This press release also provides the reconciliation between the “accounting or reported” data and the “organic not including the non-recurring component” ones.

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EBITDA margin and EBIT margin: TIM believes that these margins represent some useful indicator of the ability of the Group (as a whole and at Business Unit level) to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT, respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

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Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statements of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”), the “Adjusted net financial debt” is also shown, which excludes the effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted net financial debt

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the three months ended March 31, 2019 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager